Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Salary and Employee Benefits Committee of Selective Insurance Company of America:

We consent to the incorporation by reference in the Registration Statement (No. 333-10477) on Form S-8 of Selective Insurance Group, Inc. of our report dated May 26, 2010, with respect to the statements of Net Assets Available for Plan Benefits of the Selective Insurance Retirement Savings Plan as of December 31, 2009 and 2008, the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2009, and the related supplemental Schedule H, line 4 (i)-Schedule of Assets (Held at End of Year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Selective Insurance Retirement Savings Plan.

/s/ KPMG LLP
New York, New York
May 26, 2010